UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 18)

UNITED RETAIL GROUP, INC.
(Name of Issuer)

Common Stock, $.001 par value per share
(together with the associated right to purchase
one one-hundredth of a share of
Preferred Stock, $.001 par value per share)
(Title of Class of Securities)

911380103
(CUSIP Number)

Raphael Benaroya
c/o United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, NJ 07662
(201) 909-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Raphael Benaroya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [ ] (b) [x]
3	SEC USE ONLY:
4	SOURCE OF FUNDS:
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,516,571
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,516,571
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,516,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.0%
14	TYPE OF REPORTING PERSON: IN

This Amendment No. 18 amends and supplements the Schedule 13D originally filed on July 12, 1993 (as amended, the "Schedule 13D") with respect to the shares of Common Stock, $.001 par value per share (together with the associated right to purchase one one-hundredth of a share of Preferred Stock, $.001 par value per share, the “Shares”), of United Retail Group, Inc., a Delaware corporation (the “Issuer”).

Item 4.             Purpose of Transaction.
Item 4 is hereby amended and supplemented as follows:

On September 10, 2007, the Issuer, Redcats USA, Inc., a Delaware corporation ("Redcats"), and Boulevard Merger Sub, Inc., a newly formed Delaware corporation and a wholly owned sub subsidiary of Redcats ("Merger Sub"), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which (i) Merger Sub will commence a cash tender offer (the “Offer”) to purchase all of the issued and outstanding Shares of the Issuer, at a price per share equal to $13.70, net to the sellers in cash (the “Offer Price”), and (ii) following the consummation of the Offer, Merger Sub will merge with and into the Issuer (the “Merger”), pursuant to which each outstanding Share will be converted into the right to receive the Offer Price, except for those Shares of the Issuer held by the Issuer, Parent or Merger Sub, and other than those Shares of the Issuer with respect to which appraisal rights are properly exercised.

Concurrently with the execution of the Merger Agreement, the reporting person entered into a Share Tender Agreement with the Issuer, Redcats and Merger Sub (the "Tender Agreement").  Pursuant to the Tender Agreement, the reporting person has agreed to tender in the Offer all Shares of the Issuer owned by him (other than options, restricted Shares and Shares held in accounts under the Issuer's Retirement Savings Plan and Supplemental Retirement Savings Plan) no later than ten business days after commencement of the Offer.  The reporting person also agreed to use his reasonable best efforts to cause the Benaroya Charitable Foundation to tender Shares owned by it into the Offer.  The Tender Agreement will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

Pursuant to the Tender Agreement, the reporting person has also agreed to vote any Shares owned by the reporting person in favor of the adoption of the Merger Agreement and against any Takeover Proposal (as defined in the Merger Agreement) or other action or agreement that would impair the ability of Redcats and Merger Sub to complete the Offer and the Merger.  The reporting person has also granted Redcats an irrevocable proxy to vote the Shares on the foregoing matters, and such proxy will terminate upon the termination of the Tender Agreement.  The reporting person has also agreed not to sell or transfer any of the Shares except for certain limited transfers to foundations or charitable institutions who agree to be bound by certain provisions of the Tender Agreement.  The reporting person has also agreed not to solicit, initiate or encourage any Takeover Proposal,  provided that such restriction does not prohibit the reporting person from taking actions as a director or officer of the Issuer in accordance with the terms of the Merger Agreement.

A copy of the Tender Agreement is attached as Exhibit 1 to this statement and is incorporated herein by reference.   A copy of the Merger Agreement is attached as Exhibit 2 to this statement and is incorporated herein by reference.  The foregoing description of the Tender Agreement and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement and the Merger Agreement, as applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect toSecurities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference:

Item 7.             Material to be Filed as Exhibits.

Exhibit No.	Description
1	Share Tender Agreement, dated as of September 10, 2007, by and among Redcats USA, Inc., Boulevard Merger Sub, Inc., United Retail Group, Inc. and Raphael Benaroya.
2
Agreement and Plan of Merger, by and between United Retail Group, Inc., Redcats USA, Inc. and Boulevard Merger Sub, Inc., dated as of September 10, 2007 (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2007

By:	/s/ Raphael Benaroya
Name:	Raphael Benaroya

EXHIBIT INDEX

Exhibit No.                                Description
1	Share Tender Agreement, dated as of September 10, 2007, by and among Redcats USA, Inc., Boulevard Merger Sub, Inc., United Retail Group, Inc. and Raphael Benaroya
2
Agreement and Plan of Merger, by and between United Retail Group, Inc., Redcats USA, Inc. and Boulevard Merger Sub, Inc., dated as of September 10, 2007 (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference)